NO ACT

PE 8-26-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549







DIVISION OF
CORPORATION FINANCE

August 26, 201

Act 1934
Section
Rule 14d-11(e) + 14e-5
Public Availability August 26, 2010

Via Facsimile (212) 225-3999 and U.S. Mail



Victor I. Lewkow
Cleary Gottlieb Stein & Hamilton LLP
1 Liberty Plaza
New York, New York 10006

Re: **Offer by BHP Billiton Ltd., BHP Billiton Plc, and BHP Billiton Development 2 (Canada) Ltd. for all common shares of Potash Corporation of Saskatchewan, Inc.**
File No. TP 10-60





Dear Mr. Lewkow:

We are responding to your letter dated August 26, 2010 to Michele Anderson, Christina Chalk and Josephine Tao, as supplemented by telephone conversations with the staff, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter of August 26, 2010.

On the basis of your representations and the facts presented in your letter, the Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-11(e). This exemption permits the Offeror to accept and pay for securities tendered during a subsequent offering period within ten calendar days of the date the securities are deposited, using multiple "take-up dates" to the extent necessary, and depending on the length of the subsequent offering period. In granting this relief, we note that applicable Canadian securities laws require take up (acceptance) and payment of securities tendered during a subsequent offering within ten calendar days of the date the securities are deposited. Applicable Canadian securities laws also require that the Offeror must wait at least ten calendar days from the date of a notice of a subsequent offering period or any extension thereof before accepting and paying for securities tendered during that period. Therefore, it is not possible to accept and pay for securities tendered in a subsequent offering period on a rolling basis, as would otherwise be required under Rule 14d-11(e). We note in granting this relief that holders who tender their shares during the subsequent offering period may withdraw them at any time during that period until they are accepted by the Offeror, as required by Canadian law.

- Rule 14e-5. On the basis of your representations and the facts presented, particularly that all conditions of Rule 14e-5(b)(12) will be satisfied except Rule 14e-5(b)(12)(i)(B), and without necessarily concurring with your analysis, the Division of Trading and Markets ("Trading and Markets") hereby grants you an exemption from Rule 14e-5 to permit the Prospective Purchasers to purchase or arrange to purchase Shares outside the Offer as described in your letter, subject to the following conditions:

    1. No purchases or arrangements to purchase otherwise than pursuant to the Offer are made in the United States;

    2. The Offer Document will disclose prominently the possibility of, or the intention to make, purchases or arrangements to purchase the Shares outside the Offer, and if there will be public disclosure of purchases of Shares, the manner in which information regarding such purchases will be disseminated;

    3. There will be public disclosure in the United States, to the extent that such information is made public in Canada, of information regarding all purchases of Shares otherwise than pursuant to the Offer until the Offer expires;

    4. The Prospective Purchasers will comply with all applicable rules in Canada;

    5. In the event that the Prospective Purchasers purchase or make arrangements to purchase Shares for a consideration greater than the Offer price, the Offer price will be increased to match the higher price paid outside the Offer;

    6. Upon request of Trading and Markets, the Prospective Purchasers will disclose to it a daily time-sequenced schedule of all purchases of Shares made by any of them from the time of public announcement of the Offer until the Expiry Time, on a transaction-by-transaction basis, including: (a) a description of the size, broker (if any), time of execution and purchase price; and (b) if not executed on the TSX, the exchange, quotation system or other facility through which the purchase occurred;

    7. Upon request of Trading and Markets, the Prospective Purchasers will transmit the information specified in clauses (a) and (b) of item (6) above to Trading and Markets at its offices in Washington D.C. within 30 days of its request;

8. The Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

9. Representatives of the Prospective Purchasers will be made available (in person at the offices of Trading and Markets or by telephone) to respond to inquiries of Trading and Markets relating to such records; and,

10. Except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter dated August 26, 2010 and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Divisions of Corporation Finance or Trading and Markets determine that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Offeror. The Divisions express no view with respect to any other questions that the offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,



Michele M. Anderson
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance



Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Enclosure

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2370
E-Mail: vlewkow@cgsh.com

August 26, 2010

BY E-MAIL

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Attention: Ms. Michele Anderson, Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina Chalk, Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Josephine J. Tao, Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Dear Mss. Anderson, Chalk and Tao:

We[1] are writing to you on behalf of BHP Billiton Development 2 (Canada) Limited (the "Offeror"), a corporation organized under the laws of Canada, a wholly-owned indirect subsidiary of BHP Billiton Plc, a public limited company organized under the laws of England and Wales, BHP Billiton Plc and BHP Billiton Limited, a company organized under the laws of Victoria, Australia (together, the "Bidders"). On August 20, 2010, the Offeror

[1] We are admitted to practice only in the State of New York. To the extent this letter summarizes propositions of Canadian law, we have relied on advice from Blake, Cassels and Graydon LLP, Canadian counsel to the Bidders. Please refer to the letter from Blake, Cassels and Graydon LLP, dated August 26, 2010, attached hereto.

commenced an unsolicited cash tender offer (the "Offer") to purchase all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada ("PotashCorp") together with the associated rights issued and outstanding under the shareholder rights plan of PotashCorp (the "Shareholder Rights Plan") (together, the "Shares"), at a purchase price of U.S.$130 per Share. The Bidders have structured the Offer to comply with applicable Canadian laws as well as with the U.S. federal securities laws, including Regulation 14D and 14E under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent of any relief granted pursuant to this letter. As described below, on behalf of the Bidders we are requesting relief with respect to two aspects of the Offer.

First, the Offeror wishes to be able to utilize a subsequent offering period while complying with Canadian law, by utilizing multiple "take-up dates" (on which the Offeror will accept for payment the Shares tendered as of that date that have not been previously accepted for payment) rather than immediately accepting for payment and promptly paying for all tendered Shares during a subsequent offering period as required by Rule 14d-11(e) under the Exchange Act ("Rule 14d-11(e)"). Second, the Bidders wish to have the right to purchase, or arrange to purchase, whether directly or through any affiliates of the Bidders, or any broker or other financial institution acting as the Bidders' agent (together with the Bidders, the "Prospective Purchasers"), Shares outside of the Offer in Canada in accordance with applicable Canadian securities laws, notwithstanding Rule 14e-5 under the Exchange Act ("Rule 14e-5").

Bidders able to rely on the available exemptions under Rule 14d-1(d) under the Exchange Act (the "Tier II Exemptions") are exempted from the prompt payment requirement under Rule 14d-11(e), and may purchase securities outside the tender offer in reliance on Rule 14e-5(b)(12). As discussed below, based on publicly available information, the Offeror is unable to conclude that it may rely on the Tier II Exemptions. However, we note that the Securities and Exchange Commission (the "Commission") has previously granted comparable relief to bidders unable to rely on the Tier II Exemptions.

Background Information

The Offeror and BHP Billiton

The Offeror was incorporated on August 16, 2010 under the laws of Canada and is a wholly-owned indirect subsidiary of BHP Billiton Plc. The Offeror was formed for the purpose of making the Offer and has not carried on any business prior to the date hereof, other than in respect of the Offer.

The "BHP Billiton Group" consists of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries as a combined enterprise following the completion of the dual listed company (DLC) merger of BHP Limited and Billiton Plc in June 2001. The BHP Billiton DLC merger was designed to place shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and is subject to the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained separate stock exchange listings but they are operated and managed as if they are a single unified economic entity, with their boards and senior executive management comprising the same people. The common shares of BHP Billiton Plc and BHP Billiton Limited are both listed on the New York Stock Exchange (the "NYSE"), the American depositary shares representing such common shares are listed for trading on the NYSE and both companies are "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act.

The BHP Billiton Group is the world's largest diversified natural resources company. The BHP Billiton Group's corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

PotashCorp

According to publicly available information, PotashCorp is the world's largest fertilizer company by capacity and the world's leading potash producer.

PotashCorp's Shares are listed for trading on the NYSE and the Toronto Stock Exchange (the "TSX") under the symbol "POT". The authorized share capital of PotashCorp consists of an unlimited number of common shares and an unlimited number of first preferred shares. According to PotashCorp's Form 10-Q for the period ended June 30, 2010, dated August 6, 2010, there were approximately 296,596,176 Shares outstanding on a non-diluted basis as at July 31, 2010 and no first preferred shares were issued and outstanding as at June 30, 2010.

Based on the following publicly available information, we believe that PotashCorp is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act:

(i) No reports are filed pursuant to Section 16 of the Exchange Act in respect of PotashCorp's securities;

(ii) PotashCorp filed its Proxy Circular for its 2010 Annual and Special Meeting of Shareholders (the "2010 Proxy Circular") as an exhibit to its Form 10-K, filed on February 26, 2010 (the "2010 Form 10-K"), but did not file it on Schedule 14A;

(iii) According to Note 19 of PotashCorp's Audited Financial Statements for the year ended December 31, 2009, included as an exhibit to the 2010 Form 10-K, less than 50% of PotashCorp's capital assets are located in the United States;

(iv) According to Item 1 of the 2010 Form 10-K, PotashCorp's business is principally administered in Canada, with its headquarters located in Saskatoon, Saskatchewan, and thus PotashCorp's business is not administered principally in the United States; and

(v) According to the 2010 Proxy Circular (pages 6-9), only three of 12 of the directors of PotashCorp are resident in the United States..

Availability of Tier II Exemptions and MJDS Exemptions

Based on publicly available information, the Offeror is unable to conclude that it may rely on the Tier II Exemptions under Rule 14d-1(d) under the Exchange Act or available exemptions under the U.S. Canada Multi-Jurisdictional Disclosure System pursuant to Rule 14d-1(b) (the "MJDS Exemptions").

The Tier II Exemptions are available for a tender offer for securities of a foreign private issuer if, among other things, less than 40% of the outstanding subject securities is held by U.S. holders. The exemptive relief provided under the MJDS Exemptions is available for a tender offer for securities of a foreign private issuer incorporated or organized under the laws of Canada or any Canadian province or territory, if, among other things (i) less than 40% of the outstanding subject securities is held by U.S. holders and (ii) the tender offer is subject to, and the offeror complies with, the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the offer.

Based on available information about trading volume, the Offeror is unable to rely on the presumption provided under the Tier II Exemptions, in the case of an offer not made pursuant to an agreement between the bidder and the target, or the similar presumption provided under the MJDS Exemptions that less than 40% of the outstanding Shares are held by U.S. holders. The presumption under the Tier II Exemptions would not be available if, among other things, the average daily trading volume of the Shares in the United States exceeded 40% of the aggregate average daily trading volume of the Shares on a worldwide basis over a recent 12-calendar month period ending no more than 60 days prior to the public announcement of the Offer. Similarly, the presumption under the MJDS Exemptions would not be available if, among other things, the aggregate trading volume of Shares on national securities exchanges in the United States exceeded the aggregate trading volume of Shares on securities exchanges in Canada over the 12-calendar month period prior to commencement of the Offer. Such presumptions for purposes of both the Tier II Exemptions and the MJDS Exemptions would also not be available if there is contrary information in PotashCorp's public filings or if the Offeror has actual knowledge to the contrary.

Based on figures published by Bloomberg, for the 12-calendar month period ending August 17, 2010, the average daily trading volume of the Shares in the United States accounted for approximately 83% of the aggregate average daily trading volume of the Shares on a worldwide basis. In addition, based on figures published by Bloomberg, for the 12-calendar month period ending August 17, 2010 the aggregate trading volume of Shares in the United States was approximately 1,617 million and exceeded the aggregate trading volume of Shares in Canada of approximately 335 million.

In addition, for information purposes, but not for the purpose of determining the availability of the Tier II Exemptions or the MJDS Exemptions, the Bidders' financial advisors have obtained a beneficial ownership report dated August 10, 2010 prepared by Thomson Financial Services Limited ("Thomson Financial") and supplemented it with information from

Bloomberg.[2] Based on this information, holders of approximately 75% of the outstanding Shares have been identified and, approximately 50% of such holders (or holders of approximately 38% of all outstanding Shares) have been identified as having a U.S. address.

We note that in its press release of August 17, 2010, filed on a Form 8-K, PotashCorp stated: "As of June 30, 2010, 49.03% of the common shares were held in Canada, 37.59% of the common shares were held in the United States and 13.38% of the common shares were held outside of Canada and the United States." If we were able to conclude pursuant to relevant requirements of Regulation 14D that less than 40% of the Shares of PotashCorp are beneficially held by U.S. holders, the transaction would fall within the Tier II Exemptions, and the relief requested under this letter would not be required. However, because this statement does not refer to beneficial ownership, it is not clear that we can definitively rely on this press release to establish that the Offer would qualify for the Tier II Exemptions.

Accordingly, the Offeror does not believe that it is clear that it can rely on the MJDS or the Tier II Exemptions to proceed with the Offer, and seeks exemptive relief under this letter.

Offer Structure

As noted above, the Offer is structured as a single offer made concurrently in Canada and the United States, in compliance with applicable Canadian securities laws as well as with the U.S. federal securities laws, including Regulation 14D and 14E under the Exchange Act, except to the extent of any relief granted pursuant to this letter.

In connection with the Offer, the Bidders have filed with the Commission a tender offer statement on Schedule TO (the "Schedule TO"), attached to which as Exhibit (a)(1)(i) is the offer document and the related circular, dated August 20, 2010 (together, the "Offer Document").

As described above, the Offeror is offering to purchase all of the outstanding Shares at a purchase price of U.S.$130 in cash per Share. The Offer will remain open for acceptance until 11:59 p.m. (Eastern time) on October 19, 2010, or such later date or dates as may be fixed by the Offeror (the "Expiry Time"), unless the Offer is withdrawn. For the purposes of this letter, the period from the date the Offer commenced until the first date the Shares are taken up at the then-scheduled Expiry Date is referred to as the "Initial Offering Period."

The Offer is subject to conditions customary for offers of this type (the "Conditions"), including:

[2] Thomson Financial and Bloomberg routinely collect publicly available data and prepare and make available reports on companies that are listed in the United States. We note that this data is based primarily on regulatory ownership filings by shareholders in Canada and the United States, including filings with the Commission on Schedules 13D, 13G and 13F. These services do not have data for a substantial portion of the holders of Shares and we have not independently verified the data collected by Thomson Financial and Bloomberg.

(i) the number of Shares being tendered into the Offer, together with any Shares owned by the BHP Billiton Group, constituting more than 50% of the Shares then outstanding, on a fully-diluted basis;

(ii) the PotashCorp Shareholder Rights Plan having been waived, invalidated or cease traded; and

(iii) the receipt of regulatory and antitrust approvals and the expiration of all waiting periods.[3]

The Bidders' purpose is to acquire control of, and ultimately the entire equity interest in, PotashCorp. If at the completion of the Offer (including the Subsequent Offering Period referred to below), the Offeror does not acquire 100% of PotashCorp, the Offeror intends to enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Shares not acquired pursuant to the Offer. These transactions may include market purchases or negotiated transactions or a second-step transaction in the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction (each as defined and described below).

If the Offer is successful, and the Offeror has thus taken up a majority of the outstanding Shares on a fully-diluted basis at the conclusion of the Initial Offering Period, the

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[3] The full regulatory condition reads as follows: "(i) the net benefit ruling under the [*Investment Canada Act* (Canada), as amended (the "Investment Canada Act")] concerning the completion of the transactions contemplated by this Offer shall have been obtained or deemed to have been obtained without any condition or on conditions that are acceptable to the Offeror, at its sole discretion, and there shall be no order in effect and no notice given to the Offeror under the Investment Canada Act that would have the effect of prohibiting completion of the transactions contemplated by this Offer and any order issued under the Investment Canada Act in respect of the transactions contemplated by this Offer, if any, shall be issued without any condition or on conditions that are acceptable to the Offeror, at its sole discretion; (ii) either (A) the Offeror shall have received an [advance ruling certificate] in respect of the transactions contemplated by this Offer, or (B) the waiting period under section 123 of the [*Competition Act* (Canada) (the "Competition Act")] shall have expired or been terminated, or the requirement to make a filing under Part IX of the Competition Act shall have been waived in accordance with the Competition Act, and in any case the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or her designee shall have provided a written [application under Section 92 of the Competition Act (a "No-Action Letter")] to the Offeror without any condition or on conditions that are acceptable to the Offeror, at its sold discretion (which No-Action Letter shall not have been rescinded or amended); (iii) the applicable waiting periods (and any extension thereof) under the [Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended,] with respect to this Offer shall have expired or been terminated without any condition or conditions that are acceptable to the Offeror, in its reasonable judgment, (iv) the review of this Offer by [the Committee on Foreign Investment in the United States under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder] and any other review of this Offer by any other national or provincial authority under applicable laws relating to national security or foreign investment (whether because of a notification filed by the Offeror or otherwise), shall have concluded or been terminated without action to block or prevent the consummation of this Offer, and no requirements or conditions shall have been imposed as a result of such review (other than requirements or conditions that are acceptable to the Offeror, in its reasonable judgment), and (v) all other government and regulatory approvals, authorizations, waivers, permits, consents, reviews, orders, rulings, decisions, exemptions, notifications or clearances for this Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained without conditions or on conditions that are acceptable to the Offeror, in its reasonable judgment, and all waiting or suspensory periods (including any extensions thereof) shall have expired or terminated, if the failure to so obtain or to so expire would in the Offeror's reasonable judgment make the consummation of this Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction a violation of any applicable law or regulation or inadvisable."

Offeror may wish to extend the Offer for an additional period during which holders may tender their Shares (the "Subsequent Offering Period"). In the event that there is a Subsequent Offering Period, such period will remain open for at least ten calendar days as required by Canadian law and may be further extended from time to time for no less than ten calendar days at a time by the Bidders. Subject to the granting of relief requested pursuant to this letter, the Offeror will take up and pay for all Shares tendered during the Subsequent Offering Period within ten calendar days of the date the Shares were deposited, in accordance with Canadian law and practice, rather than immediately accepting and promptly paying for Shares as they are received as required by Rule 14d-11(e). In accordance with Canadian law, holders who tender their Shares during any such Subsequent Offering Period would be entitled to withdraw their Shares until such Shares are taken up by the Offeror. The terms of the Subsequent Offering Period will otherwise be consistent with Rule 14d-11(e) under the Exchange Act.

The Bidders wish to be in a position to keep the Subsequent Offering Period open until sufficient Shares have been acquired such that the Bidders may complete a second-step transaction for the purpose of enabling the Bidders to acquire all Shares not acquired pursuant to the Offer, the form of which may be determined by the percentage of Shares tendered pursuant to the Offer. If the Offer has been accepted by shareholders holding not less than 90% of the Shares, the Offeror may be entitled to proceed with a "Compulsory Acquisition" of any Shares not deposited pursuant to the Offer by paying the remaining shareholders, at their election, either the purchase price under the Offer or, for a dissenting shareholder, the judicially-established "fair value" of its Shares. If a Compulsory Acquisition is not available or the Offeror elects not to proceed with a Compulsory Acquisition, depending on the number of Shares acquired, the Offeror intends to take such action as is necessary, including causing a special meeting of shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving PotashCorp and the Offeror, or an affiliate of the Offeror, for the purpose of enabling the Offeror or one of its affiliates to acquire all of the Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). If, following the Offer, the BHP Billiton Group owns Shares representing not less than 66⅔% of the Shares (calculated on a fully-diluted basis), the Offeror will own sufficient Shares to effect a Subsequent Acquisition Transaction without the need for the affirmative vote of any other shareholder. In order to take advantage of available exemptions from valuation and majority of minority approval requirements otherwise required for Canadian reporting issuers under Multilateral Instrument 61-101 Take-Over Bids and Special Transactions, consideration provided under the Subsequent Acquisition Transaction must be at least equal in value and in the same form as the consideration received by shareholders in the Offer.

Discussion of Issues

Subsequent Offering Period

Relevant Canadian Law

The tender offer is subject to the take-over regulatory regimes under the securities laws of the ten provinces of Canada, each of which is enforced by the securities commission or other similar authority of that province.[4]

Under applicable Canadian securities laws, if all conditions under an all cash offer are irrevocably satisfied or waived at or prior to the expiry date of the offer, all securities deposited under the offer must be taken up by the bidder before the bidder can make available a subsequent offering period.[5] The subsequent offering period must remain open for a minimum of ten calendar days, but may be further extended.[6] There is no maximum period of time for the subsequent offering period. Each extension must be for no less than ten calendar days from the time of the extension, and the notice of extension must comply with applicable Canadian securities laws.[7]

Furthermore, under Canadian securities laws, the bidder must take up and pay for the securities deposited during a subsequent offering period within ten calendar days of the date the securities are deposited under the offer.[8] However, a separate provision of the applicable Canadian securities laws requires that after notice is given of a subsequent offering period or of an extension thereof, the bidder must wait ten calendar days from the date of such notice to take up and pay for the securities deposited during the subsequent offering period or such extension thereof.[9] Holders may withdraw their deposited securities at any time until such securities are taken up by the bidder.[10]

Rule 14d-11(e)

Rule 14d-11(e) under the Exchange Act requires a person making a tender or exchange offer to immediately accept and promptly pay for all securities as they are tendered during any Subsequent Offering Period. As described above, Canadian practice during the Subsequent Offering Period is to take up and pay for all Shares deposited during a ten-calendar day interval, and applicable Canadian securities laws prevent the Offeror from taking up and paying for Shares tendered after notice of the Subsequent Offering Period or of an extension thereof for at least ten calendar days after such notice.

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[4] For ease of reference in this letter, citations to Canadian laws are drawn from Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids ("MI 62-104"), which has been adopted by the applicable securities regulatory authority in each of the provinces and territories of Canada, other than by the Ontario Securities Commission (the "OSC") in respect of the Province of Ontario. Substantially parallel provisions exist under the securities law and regulations of the Province of Ontario.

[5] Section 2.32(4) of MI 62-104, as amended.

[6] Id. at Section 2.12(3) and 2.30(1).

[7] Id. at Section 2.12(2) and (3)

[8] Id. at Section 2.32(3)

[9] Id. at Section 2.30(1).

[10] Id. at Section 2.30(1).

If the Offeror were able to rely on the Tier II Exemptions, it would be able to rely on the exemption under Rule 14d-1(d)(2)(iv) to the "prompt payment" requirement, permitting payment during a subsequent offering period in accordance with home jurisdiction law or practice if made within 20 days of the date of tender. Since the Offeror is unable to rely on the exemption under Rule 14d-1(d)(2)(iv), it is impossible for the Offeror to simultaneously comply with applicable Canadian law and Rule 14d-11(e) in connection with a Subsequent Offering Period although it is common practice in Canada for bidders to make available a subsequent offering period after the initial take up of securities. Thus, in the absence of the requested relief the Offeror would not be able to utilize a Subsequent Offering Period. We do not believe that any policy reason should lead to a different conclusion in this context by reason of the unavailability of the Tier II Exemptions or the MJDS Exemptions. In this regard, we note the Staff's grant of relief to other third-party offerors to take up and pay for shares tendered under a subsequent offering period within ten calendar days of the date the shares were deposited in accordance with Canadian tender offer law and practice. See *Rio Tinto plc* (July 24, 2007); *Barrick Gold Corporation* (January 19, 2006); *Teck Cominco Limited* (June 21, 2006); *Barrick Gold Corporation* (October 10, 2006).

Purchases Outside the Offer

Relevant Canadian Law

Under Canadian securities laws, a bidder is permitted, in limited circumstances, to purchase the securities of the target during its tender offer.[11] Such purchases may be made as normal market transactions from the third business day following the date of the offer until the expiration of the offer, but may not exceed in aggregate 5% of the outstanding securities as of the date of the offer. The bidder must, however, disclose its intention to make such purchases in the offer circular. The bidder must also issue and file a press release with the relevant securities commissions or similar authorities at the close of each day on which securities have been purchased, disclosing, among other things, the number of securities purchased, the highest price paid for such securities, the average price paid for such open market purchases during the pendency of the offer, and the total number of securities owned by the bidder as of the close of business on that day.[12] There is no restriction under Canadian law as to the price that the bidder may offer in such open market purchases.

Rule 14e-5

Among other things, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or making any arrangement to purchase any securities subject to a tender offer for equity securities except pursuant to such offer.[13] This prohibition continues from the

[11] Section 2.2(3) of MI 62-104, as amended.

[12] Id. at Section 2.2(3).

[13] Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or any facility of a national securities exchange," would be satisfied if the Bidders, or financial institutions acting on their behalf, made purchases of, or arrangements to purchase, the Shares outside the United States. This letter does not reflect an admission by or on behalf of the Bidders that Rule 14e-5 would apply to such purchases of the Shares outside the United States in absence of such relief.

time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisors to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or related securities.

However, Rule 14e-5(b)(12) under the Exchange Act permits purchases or arrangements to purchase securities subject to a tender offer by an offeror and its affiliates to be made in accordance with the laws of the target company's home jurisdiction, subject to certain conditions (including that the covered person reasonably expects that the tender offer is subject to the Tier II Exemption). In the present case, all conditions under Rule 14e-4(b)(12) would be met, except that the Offer does not qualify for the Tier II Exemptions. We note that the Offer Document discloses prominently (at pages ii, 2, 6, 30 and 47) the possibility of purchases or arrangements to purchase the Shares outside of the tender offer in accordance with Canadian law, in the event the requested relief is granted, and the manner in which information regarding any such purchases would be disseminated. As a condition of the requested relief, any purchases of Shares outside of the Offer by the Prospective Purchasers would be subject to the following conditions:

(i) no purchases or arrangements to purchase outside of the Offer will be made in the United States;

(ii) the Offer Document will disclose prominently the possibility of, or the intention to make, purchases or arrangements to purchase the Shares outside the Offer, and, if there will be public disclosure of purchases of Shares, the manner in which information regarding such purchases will be disseminated;

(iii) there will be public disclosure in the United States, to the extent that such information is made public in Canada, of information regarding all purchases of the Shares otherwise than pursuant to the Offer until the Offer expires;

(iv) the Prospective Purchasers will comply with all applicable rules in Canada;

(v) in the event that the Prospective Purchasers purchase or make arrangements to purchase Shares for a consideration greater than the Offer price, the purchase price in the Offer will be increased to match the higher price paid outside the Offer;

(vi) upon request of the Division of Trading and Markets of the Commission (the "Division"), the Prospective Purchasers will disclose to it a daily time-sequenced schedule of all purchases of Shares made by any of them from the time of public announcement of the Offer until the Expiry Time, on a transaction-by-transaction

---

Nonetheless, for the reasons discussed herein, the Bidders respectfully request exemptive relief from the provisions of Rule 14e-5 to allow the Prospective Purchasers to purchase or arrange to purchase the Shares in open market purchases during the pendency of the Offer subject to the conditions set forth below.

basis, including: (a) a description of the size, broker (if any), time of execution and purchase price; and (b) if not executed on the TSX, the exchange, quotation system or other facility through which the purchase occurred;

(vii) upon request of the Division, the Prospective Purchasers will transmit the information specified in clauses (a) and (b) in (vi) above to the Division at its offices in Washington D.C. within 30 days of its request;

(viii) the Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from termination of the Offer;

(ix) representatives of the Prospective Purchasers will be made available (in person at the offices of the Division or by telephone) to respond to inquiries of the Division relating to such records; and

(x) except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

We believe that the relief requested is consistent with relief the Staff has afforded in similar circumstances in the past. See e.g. *VimpelCom Ltd.* (February 5, 2010); *Franco-Nevada Corporation* (December 23, 2009); *Kraft Foods Inc.* (December 9, 2009); *Rio Tinto plc* (July 24, 2007); *Barrick Gold Corporation* (October 10, 2006).

Relief Requested

We hereby respectfully request exemptive relief from the following rules under the Exchange Act:

(i) Rule 14d-11(e), to permit the Offeror to take up and pay for Shares deposited during the Subsequent Offering Period within ten calendar days of the date the Shares were deposited as described above; and

(ii) Rule 14e-5, to permit, as permitted by Canadian laws and subject to the conditions described herein, the Prospective Purchasers to purchase or arrange to purchase, directly or indirectly, Shares otherwise than pursuant to the Offer.

* * *

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 212-225-2370, Neil Q. Whoriskey at 212-225-2990 or Jennifer C. Bender at +44 207 614 2269.

Very truly yours,



Victor I. Lewkow

cc: David Williamson
BHP Billiton

Kirsten K. Gray
BHP Billiton

Rebecca Campbell
BHP Billiton

Jeffrey R. Lloyd
Blake, Cassels & Graydon LLP

Neil Q. Whoriskey
Cleary Gottlieb Steen & Hamilton LLP

Jennifer C. Bender
Cleary Gottlieb Steen & Hamilton LLP



Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
199 Bay Street
Suite 2800, Commerce Court West
Toronto ON M5L 1A9 Canada
Tel: 416-863-2400 Fax: 416-863-2653

August 26, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Ms. Michele Anderson, Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina Chalk, Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Josephine J. Tao, Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Ladies and Gentlemen:

We are Canadian counsel to BHP Billiton Development 2 (Canada) Limited, BHP Billiton Plc and BHP Billiton Limited (together, the "Applicants"). We write in respect of the letter (the "Application Letter") dated the date hereof of Cleary Gottlieb Steen & Hamilton LLP requesting on behalf of the Applicants exemptive relief from certain provisions of the United States Securities and Exchange Act of 1934, as amended, in respect of their offer to acquire all of the common shares, together with the associated rights issued and outstanding under the applicable shareholder rights plan, of Potash Corporation of Saskatchewan Inc.

We have reviewed the Application Letter and are of the opinion that the statements made therein relating to Canadian take-over bid law are, as of the date hereof, fair, accurate and complete insofar as they relate to the subject matter of the Application Letter.

The opinion expressed above is limited to the laws of the Provinces of Alberta, British Columbia, Ontario and Québec and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Alberta, British Columbia, Ontario and Québec and the federal laws of Canada applicable therein in effect as of the date hereof. We confirm, however, that the provisions of applicable law cited in the Application Letter have been adopted by the Province of Saskatchewan and are in effect therein as of the date hereof and, as noted in the Application Letter, are the same provisions as are in effect in the Provinces of Alberta, British Columbia and Québec.

MONTRÉAL OTTAWA TORONTO CALGARY VANCOUVER
NEW YORK CHICAGO LONDON BAHRAIN AL-KHOBAR* BEIJING SHANGHAI* blakes.com
* Associated Office

Based on our experience, the statements made in the Application Letter relating to Canadian take-over practice are a fair and accurate summary thereof as of the date hereof.

This letter is provided solely for the benefit of the addressee in connection with the transactions contemplated by the Application Letter and may not be used or relied upon by any other person or for any other purpose.

Yours very truly

Blake, Cassels & Graydon LLP

12408071.1